United States securities and exchange commission logo





                             March 10, 2021

       Ernest Hemple
       Chief Executive Officer
       Hoop Street Center I Corp
       20715 S 184th Place
       Queen Creek, AZ 85142

                                                        Re: Hoop Street Center
I Corp
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed March 1, 2021
                                                            File No. 024-11349

       Dear Mr. Hemple:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2021 letter.

       Amendment No. 6 to Offering Statement on Form 1-A

       General

   1. We note the revisions to your website in response to comment 2. However, your website appears be a
solicitation of interest in your offering, and may in the future, once your offering is qualified,
be an offer. Therefore, as requested in our prior comments, please update your website to
include a hyperlink to your most recent offering circular, as required under Rule
251(d)(1)(iii) of Regulation A, and appropriate legends, as required under Rule 255 of
Regulation A. The language provided on page 3 of your offering circular, along with an
active hyperlink to your most recent offering statement, would satisfy these
requirements. Please note that we will not qualify your offering statement until your website
complies with the relevant rules.
 Ernest Hemple
Hoop Street Center I Corp
March 10, 2021
Page 2

       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                        Sincerely,
FirstName LastNameErnest Hemple
                                                        Division of Corporation
Finance
Comapany NameHoop Street Center I Corp
                                                        Office of Trade &
Services
March 10, 2021 Page 2
cc:       Adam Wardel, Esq.
FirstName LastName